CAPROCK COMMUNICATIONS CORP. CLOSES $150 MILLION DEBT PLACEMENT

     DALLAS, July 17 /PRNewswire/ -- CapRock Communications Corp. ("CapRock") announced that on July 16, 1998 it completed a private placement pursuant to Rule 144A under the Securities Act of 1933 of an aggregate of $150 million in principal amount of its 12% Senior Notes due 2008 ("Notes").

     Net proceeds of the offering, which are intended to be used primarily to fund the construction of an expanded fiber network, have been initially placed in an escrow account. Such proceeds will be released upon the consummation of an anticipated merger of newly formed subsidiaries of CapRock into IWL Communications, Incorporated (Nasdaq: IWLC) ("IWL") and CapRock Telecommunications Corp., and the completion of an interest exchange with the partners of CapRock Fiber Network, Ltd., which are all expected to occur by August 31, 1998. Until the merger is completed, IWL is required to guarantee the repayment of the Notes, which guaranty, based upon the amount of escrowed proceeds, is expected to not exceed $7.0 million.

     The securities in the private placement have not been registered under the Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States of America absent registration or an applicable exemption from such registration requirements.


SOURCE IWL COMMUNICATIONS, INCORPORATED


WEB SITE: http://www.iwlc.com


COMPANY NEWS ON CALL: http://www.prnewswire.com OR FAX, 800-758-5804, EXT.
122396


CONTACT: KEVIN W. MCALEER OF CAPROCK COMMUNICATIONS CORP., 972-788-4800; OR KAREN L. BEUCHAW OF IWL COMMUNICATIONS, INCORPORATED, 281-482-0289, OR kbeuchaw@iwl.net.